SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                            DESIGNER HOLDINGS LTD.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                    250571
                                (CUSIP Number)

                            STANLEY P. SILVERSTEIN
                 Vice President, General Counsel and Secretary
                            The Warnaco Group, Inc.
                                90 Park Avenue
                           New York, New York  10016
                           Telephone: (212) 370-8455
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               October 14, 1997
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.







                                                (Continued on following pages)
                                                             Page 1 of 9 pages

CUSIP No.  250571
_____________________________________________________________________________
1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     The Warnaco Group, Inc. (IRS Identification No. 95-4032739)
_____________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)
_____________________________________________________________________________
3.   SEC Use Only
_____________________________________________________________________________
4.   Source of Funds
     OO (See Item 3)
_____________________________________________________________________________
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [  ]
_____________________________________________________________________________
6.   Citizenship or Place of Organization

     State of Delaware
                    _________________________________________________________
                          7.   Sole Voting Power
   NUMBER
                               16,483,868 shares of common stock
 OF SHARES          _________________________________________________________

BENEFICIALLY              8.   Shared Voting Power

 OWNED BY                 	-0-

    EACH            _________________________________________________________
                          9.   Sole Dispositive Power
 REPORTING
                               16,483,868 shares of common stock
PERSON WITH
                    _________________________________________________________
                          10.  Shared Dispositive Power

                               -0-

                    _________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,483,868 shares of common stock
_____________________________________________________________________________
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]
_____________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)


     51.3%
_____________________________________________________________________________
14   Type of Reporting Person

     CO
_____________________________________________________________________________

Item 1.   Security and Issuer.

          This Amendment No. 1 amends and supplements the statement on
Schedule 13D ("Schedule 13D") filed with the Securities and Exchange Commission on behalf of The Warnaco Group, Inc., a Delaware corporation ("Warnaco"), with respect to the common stock, $0.01 par value (the "DSH Common Stock"), of Designer Holdings Ltd., a Delaware corporation ("DSH").
The principal executive offices of DSH are located at 1385 Broadway, New York, New York 10018. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 2.   Identity and Background.

          This statement is being filed by Warnaco to report the acquisition by Warnaco of 16,483,868 shares of DSH Common Stock on October 14, 1997, pursuant to a stock exchange agreement dated September 25, 1997 (the "Exchange Agreement"), among Warnaco, New Rio, L.L.C. ("New Rio"), a Delaware limited liability company and the majority stockholder of DSH, and the members of New Rio signatory thereto (the "Members"), as described in Item 6. The address of the principal business and principal executive offices of Warnaco is 90 Park Avenue, New York, New York 10016. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Warnaco is set forth on Attachment A.

          Warnaco, through its subsidiaries, designs, manufactures and markets a broad line of women's intimate apparel, such as bras, panties and sleepwear, and men's sportswear (primarily knitted and woven sport shirts), underwear and leather goods, all of which are sold under internationally recognized owned and licensed brand names.

          None of Warnaco, or, to the best of Warnaco's knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

          In exchange for the 16,483,868 shares of DSH Common Stock acquired by Warnaco, Warnaco issued to New Rio and to Covino Denim Partners shares of its Class A Common Stock, par value $0.01 per share ("Warnaco Class A Common Stock") on the terms described in Item 6.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) As of October 14, 1997, Warnaco became the record and beneficial owner of 16,483,868 shares of DSH Common Stock and, as a result, Warnaco is the record and beneficial owner of approximately 51.3% of the outstanding shares of DSH Common Stock (based on the number of shares outstanding on October 14, 1997, not including treasury shares or shares issuable upon exercise of options or convertible securities). Except as set forth in this Item 5, none of Warnaco or, to the best of its knowledge, any of the persons named on Attachment A attached hereto, beneficially owns any DSH Common Stock.

          (b) Warnaco has the sole power to vote or direct the vote of or to dispose or direct the disposition of 16,483,868 shares of DSH Common Stock.

          (c) Except as set forth in Item 6, since August 14, 1997, no transactions were effected in the DSH Common Stock by Warnaco, or to the best of its knowledge, any person listed in Attachment A attached hereto.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On September 25, 1997, Warnaco, DSH and WAC Acquisition Corporation, a wholly owned subsidiary of Warnaco ("WAC"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the merger of WAC with and into DSH (the "Merger"), with DSH being the surviving corporation in the Merger. Consummation of the Merger is subject to approval by the stockholders of DSH and, to the extent required by the applicable regulations of the New York Stock Exchange, Warnaco, and certain other customary closing conditions.

          In connection with the Merger Agreement, on September 25, 1997, Warnaco, New Rio, and the Members entered into the Exchange Agreement. On October 14, 1997, pursuant to the Exchange Agreement, Warnaco acquired 16,483,868 shares (including 225,374 shares held by Covino Denim Partners, which shares were held by New Rio as of the date of the Exchange Agreement) of DSH Common Stock ("the Shares"), and transferred in return for each Share
 .324 of a fully paid and nonassessable share of Warnaco Class A Common Stock.

          The summary contained in this Amendment No. 1 of certain provisions of the Merger Agreement and the Exchange Agreement is qualified in its entirety by reference to the Merger Agreement and the Exchange Agreement filed with the Schedule 13D as Exhibits 1 and 2 thereto, respectively, and incorporated herein by reference.

          Except for the Exchange Agreement and the Merger Agreement, to the best knowledge of Warnaco, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Warnaco and New Rio, or between such persons and any person with respect to any securities of DSH except as referred to or described in the Schedule 13D and this Amendment No. 1.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  October 16, 1997


                                       THE WARNACO GROUP, INC.



                                       By:  /s/ Stanley P. Silverstein
                                            Stanley P. Silverstein
                                            Vice President, General Counsel
                                             and Secretary

                                 Attachment A

Executive Officers and Directors of The Warnaco Group, Inc.

                 The names and titles of the executive officers and the names of the directors of Warnaco and each of their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Warnaco.
Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at Warnaco and each individual is a United States citizen.

Executive Officers         Position; Present Principal Occupation
------------------         --------------------------------------

Linda J. Wachner           Chairman of the Board, President and Chief
                           Executive Officer

William S. Finkelstein     Director, Senior Vice President and Chief
                           Financial Officer

Stanley P. Silverstein     Vice President, General Counsel and Secretary

Carl J. Deddens            Vice President and Treasurer


Directors                  Present Principal Occupation
---------                  ----------------------------

Joseph A. Califano, Jr.    Chairman and President
                           The Center on Addiction &
                              Substance Abuse
                           Columbia University
                           152 West 57th Street
                           New York, NY  10019

Joseph H. Flom             Attorney and Partner
                           Skadden, Arps, Slate, Meagher & Flom, LLP
                           919 Third Avenue
                           New York, NY  10022

Andrew G. Galef            Chairman
                           The Spectrum Group, Inc.
                           11050 Santa Monica Blvd.
                           Suite 1400
                           Los Angeles, CA  90025

Walter F. Loeb             President and Publisher
                           Loeb Retail Letter
                           1440 Broadway
                           10th Floor
                           New York, NY  10018

Stewart A. Resnick         Chairman and Chief Executive Officer
                           Franklin Mint Corporation
                           Franklin Center, PA  19091